

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** _____
- ☐ **Form C/A: Amendment to Offering Statement:**_____
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: _____ Ideal Conceal, Inc _____
Legal status of issuer:
    Form: _____ Corporation _____
    Jurisdiction of Incorporation/Organization: __Minnesota_____
    Date of organization): _____ 10/6/2015 _____
Physical address of issuer: _____ 4300 School Blvd., Monticello, MN 55362 _____
Website of issuer: _____ idealconceal.com _____

Name of intermediary through which the offering will be conducted: ___Silicon Prairie Holdings Inc.___
CIK number of intermediary: _____ 0001711770 _____
SEC file number of intermediary: _____ 007-00123 _____
CRD number, if applicable, of intermediary: ___ 000289746 _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary is being paid a success fee of 5% and an onboarding fee of $2,500.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered: _____ Common Stock _____
Target number of securities to be offered: 15,000
Price (or method for determining price): $3.00 per Share (Equidam.com)
Target offering amount: ___ $45,000 ___
Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): _$535,000___
Deadline to reach the target offering amount: _____ Aug 1, 2020 _____



NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *0*

Total Assets:	Most recent fiscal year-end:	$12,268	Prior fiscal year-end:	$17,158
Cash & Cash Equivalents:	Most recent fiscal year-end:	$11,668	Prior fiscal year-end:	$10,524
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$10,256	Prior fiscal year-end:	$4,475
Long-term Debt:	Most recent fiscal year-end:	$587,583	Prior fiscal year-end:	$266,171
Customer Deposits	Most recent fiscal year-end:	$85,110	Prior fiscal year-end:	$346,264
Cost of Goods Sold:	Most recent fiscal year-end:	$175,644	Prior fiscal year-end:	$69,194
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	(14,354)	Prior fiscal year-end:	($263,300)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).



An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

 (b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by



an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ideal Conceal, Inc.
(Issuer)

By Kirk Kjellberg, CEO

 X

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X
(Signature)

 Kirk Kjellberg, CEO
(Title)

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



OFFERING STATEMENT

THE COMPANY

1.   Name of issuer: Ideal Conceal, Inc._____

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain: _____



DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Kirk Kjellberg   Dates of Board Service: Oct 2015

Principal Occupation: Owner / CEO
Employer: Ideal Conceal, Inc.   Dates of Service: Oct 2015 to present
Employer's principal business: Pistol Manufacturing

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO   Oct 2015   to present:
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Inspired Directions, Inc.
Employer's principal business: Contractor
Title: CEO   Dates of Service: Dec 2005 to present
Responsibilities: Owner Operator

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Brian Kinn

Title: President   Dates of Service: May of '16 to present
Responsibilities: Company operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ALS Properties
Employer's principal business: Property Management
Title: Property Manager   Dates of Service: 1993 to May '16
Responsibilities: Take care of large rental properties including rent, utilities etc.

PRINCIPAL SECURITY HOLDERS





Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Kirk Kjellberg	4,945,778	**99%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Ideal Conceal, Inc. is a custom pistol manufacturing company. Our main product is known as the "Cellphone Pistol". Our detailed business plan is available; however we intend to ramp up to building and selling 6,000 pistols per month on an International platform. We will also develop and sell other caliber pistols along with accessories and holster for added revenue.

Executive Summary:

The Problem

Out of the millions of people who hold a conceal carry permit, there are a great many people who can't easily carry or efficiently operate a traditional semi-automatic pistol. A large percentage of those permit holders deeply fear others seeing that they are carrying. In today's divided society, people want to be sure coworkers, neighbors and customers don't react negatively if they notice you're carrying a pistol.

Terrorism and terribly random acts of violence are creating situations where more and more citizens need to provide the first line of defense for themselves, their families and friends!

It is our mission to be sure that people from all walks of life have a reliable way to carry a pistol for self-defense without the concern that comes with the operation of a traditional pistol while providing the most excellent concealment option on the market.

Solution

In order to help solve these issues, Ideal Conceal created a pistol that is similar in dimension and appearance to a cellphone. This design feature grants the IC380 the ability to simply hide in plain sight.

Ease of concealment combined with ease of operation will allow more citizens to defend themselves against violence and terror.

Having a safe, easy to operate pistol with you allows peace of mind, self-protection, and the ability to avoid becoming a victim.

No matter how you dress, you can carry a gun that doesn't look like a gun!

Market

It is estimated that 18.66 million permits to carry a gun were issued in 2019, one of the HIGHEST numbers on record.


In 2019, the total FBI - NICS background checks for the year were 25,432,856. This number reflects the number of guns purchased that required a background check.

Nearly all concealed carry license holders and gun owners in states without permit requirements are in our target market.

In addition, this pistol is much easier to open carry, and appeals to the many individuals such as mothers who don't feel comfortable carrying around a firearm with an exposed trigger (even with a safety) or even that looks like a gun.

Not to mention a vast and ready international market.

Our pistols are not only being shipped domestically; they have already been exported to countries such as Jordan and South Korea. Brazil is easing regulations regarding the rights of citizens to own and carry guns, which will open another large and hungry market.

At the 2019 Shot Show, (largest industry show in the USA), in four days Ideal Conceal had more than 10,000 visitors come to the booth including many inquiries from all over the world.

Competition

There are many large competitors in the firearms industry. However, due to holding both Design and Utility Patents, no one can make a pistol similar to the IC380 (Cellphone Pistol) or other caliber pistols in the works from Ideal Conceal.

Ideal Conceal is a very specialized pistol for best concealment, and with its utility and design patent(s) protection, it is more likely that a licensing deal could be made than direct competition with a pistol of the same nature/design coming from a competitor.

Ideal Conceal firearms are filling a void in the current handgun landscape with a focus on self defense. Therefore, many (if not most) of our customers purchase the IC380 as a new and unique addition to their collection or because they weren't able to find what they were looking for from the competition.

Why Us?

There have not been any significant innovations like Ideal Conceal pistol in the firearms market for MANY, many years.

When this was still just an idea, just as a 3D drawing, we had over a million Facebook visits and an equally impressive am ount of website hits. We received 15,000 emails in April of '16 alone, even before any production or capital raising took place.

We pre-sold 750 units before we could even accept credit cards. Today, Ideal Conceal has more than 700 registered dealers and many pending orders. Even without the benefit of marketing or even having a public facing page to order from (until recently) orders have continued to come in.

Why us? No matter what obstacles that came our way, we have produced the finest of pistols, no short cuts...

We produce a pistol with comparable quality to any big-name manufacturer. This was accomplished within 3 years, which is a similar timeline to HUGE firearms companies that have been in business for decades longer.

Expectations

Forecast

We expect to sell approximately 5,000 pistols in the balance of 2020. Our sales should see an increase as exports begin later in the year. As we start to scale production and clear out the backlog sales will increase due to immediate shipping capabilities, particularly from dealers who are waiting to make large orders until they can be filled upon purchase.

Since we only recently made sales to the public available on our website we anticipate obtaining better sales data to adjust our forecasts over the next few months. Thus far, we've kept our forecasts on the conservative side, despite having great demand from dealers who are anticipated to order more in the thousands as soon as we can produce enough inventory.



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964

Financial Highlights by Year



Revenue
Expenses & Costs
Net profit
Net loss
$30M
$25M
$20M
$15M
$10M
$5M
$0
FY2021
FY2022
FY2023

Financing Needed

We are raising up to $2 million between a 506c and Reg CF offering to allow for the following:

- Large quantity purchases of parts inventory using the benefits of scale to drive manufacturing costs down.
- Hire several additional employees to support in-house assembly of products.
- Produce enough excess inventory to fulfill large quantity orders from our dealer network.
- Expand infrastructure to support international and expanded domestic sales.
- Implement marketing and sales strategies for sustained growth.
- Continue research and development of additional products and accessories.
- Retire some of the current debt from R & D efforts.



Opportunity

Problem & Solution

A Problem Worth Solving

In these increasingly unpredictable times, incidents of random violence and terrorism are seemingly on the rise; more people wish to be armed with a pistol to protect themselves and their families.

In fact, over 18 million people were licensed to conceal and carry in 2019.

From our perspective, there is a significant disconnect between getting a permit and carrying a gun. Providing a highly concealable easily to use pistol will certainly help bridge that gap. There are also times when even the most avid conceal carry person will want to carry something more discrete.

A Chief of Police contacted us last summer and said if a field test with our pistol worked out, he would order one for every one of his 40 officers on the force.

When asked why, he mentioned that a lot of his officers don't carry off duty in the summer due to wearing clothing, (shorts and t-shirts), that doesn't conceal a pistol very well, if at all, he stated that he never wants his officers to be unarmed.

The same can be said for people who wear dress clothes to work, for example, bankers, lawyers, and realtors who don't necessarily want their clients or co-workers to know that they carry a pistol.

We have had people who work in hospitals and wear scrubs contact us, happy they may be able to carry a pistol that doesn't appear to be a pistol when seen through their clothing, (often referred to as printing).

Many people have reached out to us in response to a terror attack, wanting to be armed, but wish to do so simply and safely. With Ideal Conceal, you open the handle, and you're ready to defend yourself and your family!

Our Solution

Our solution is a smart, safe alternative to the ordinary pistol.

It's light, it's tight and more much more concealable than any other pistol currently on the market.

This pistol is a .380 caliber for great stopping power with very manageable recoil. A 9mm version will be introduced at the Shot Show 2020 in Las Vegas! We have plans, (and patent coverage), for a semi-automatic and a lighter caliber as well.

The IC 380 is quite safe because the trigger is covered unless you open it.

The pistol is constructed with a patent-pending over/under striker firing control group which make the pistol reliable to fire, yet also prevents drop-fire accidents.

The user must pull the trigger in order to load the firing pin spring with tension, making accidental firing impossible.



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964

Target Market

Market Size & Segments

As mentioned before, approximately 18 million people currently have a license to conceal and carry a pistol for self-defense in the United States of America. Those kinds of numbers along with states that allow carrying without a permit create enormous market potential. We have seen a keen interest in our pistol from many foreign countries as well!

We exist to help with those people who desire maximum concealment of their everyday carry pistol or people who are already avid concealed carriers and would like to have this as a backup.

We believe our 9mm version will be popular with special forces troops in addition to other government entities who rely on deep concealment and as an excellent backup for their operators out in the field.

Once people understand how easy it is to carry and operate this pistol, we believe sales could skyrocket.

Competition

Current Alternatives

There are a large number of alternatives to conceal and carry; however, none of them have accomplished what we have in terms of being able to conceal a pistol virtually in plain sight.

There are many larger and older companies who offer conceal carry solutions.

The simplicity of this pistol is also something I believe far exceeds that of our competition. Once the grip is deployed the pistol is ready to fire.

This pistol is a double action, never allowing it to be "cocked" or fired without the owner's knowledge. There are no complicated magazines to load, no slides to rack as with a semi-auto pistols. Nor are there external buttons to oparete that may cause a serious time delay in the owners' response time.

Our Advantages

Here is a summary of the many advantages to an Ideal Conceal pistol:

- Ease of use.
- Ease of loading.
- Ease of concealment.
- Always ready once handle is deployed.
- Safety features that make it hard for a child to operate.
- Being a small business makes us more nimble to react to market trends.
- Being from a small business family, we genuinely VALUE our customers.
- The pistol can be carried either open or closed, depending on the situation.
- Optional laser and holster are ready for production.
- Additional calibers will be available in the future.


Execution

Marketing & Sales

Marketing Plan

Ideal Conceal has been very fortunate to have gone "viral" during April and May of 2016. There has been worldwide press coverage and millions of website visits. We currently have over 30,000 friends on Facebook. The continued love of this pistol has amazed me. There have been several instances of people driving hundreds of miles just to see and hold one at the shows we attend.

Our primary marketing efforts to date have been attending the NRA and USCCA public shows as well as being in our third year of The Shot Show in Las Vegas.

While we will need a robust marketing effort, at present, we are more concerned with getting up to speed with the orders we are currently generating. Word of mouth, show participation, and Social Media as currently generating as much business as we can handle. The biggest driver for doing this capital raise is to grow our production capability. Having a large inventory of all the parts readily available, hiring assembly and shipping personnel is the best way to ramp up our production numbers.

We will continue to market by doing industry shows as well as live shooting events.

Sales Plan

Ideal Conceal's sales will be handled through our exclusive distributor, Gun Runner Distributing, Inc. (GRDI). GRDI is wholly owned by Kirk Kjellberg). GRDI will sign up dealers and arrange for all inventory and shipping of the pistols and accessories as well as reporting sales to the ATF.

There are already over 700 dealers, and we have just begun production. Retail customers will assist in driving dealers to sign up.

Customers who are following us on Facebook and other firearm websites will want to order. Dealers have had as many as 20 people a day come in and ask for our pistol!

There is also a large contingent of foreign distributors who are interested in carrying our products.

Operations

Locations & Facilities

All manufacturing and management operations are Minnesota based.

Minnesota has all of the necessary qualities, such as a skilled and available workforce, to ensure our growth and success.

We have recently consolidated our office and assembly into one 2,000 sq foot facility.

Technology

The technology for this pistol is already developed. The pistol is already in production. We are ready to begin ramping up existing production.

While it has taken a couple of years to get here, R & D operations are now complete on our existing model.

There are several more iterations of the pistol to be developed, extending the target market with different options to fit the diverse and growing number of concealed carry permit holders.

Our skeleton clip holster will allow for open carry in 40+ states! (Holsters are not yet in production, the necessary holster molds will be purchased from this raise if successful.)





The pistol has been granted both a Design and Utility patent, giving us as much protection for our technology as possible. We also have a Patent Pending status on the design of the firing control group and the holster.

The Ideal Conceal name has a registered trademark status as well.

Equipment & Tools

Ideal Conceal outsources manufacturing of its parts to contract manufacturing companies with excellent reputations for quality.

This eliminates the monstrous cost of creating a machining/manufacturing facility.

The pistols are currently assembled in our assembly facility in Monticello, Minnesota.

We have the tools and space need to ramp up production on hand.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Details
Successful Capital Raise	March 19, 2020	Raise enough capital to start scaling and taking in higher volume of orders.
Produce developed options such as the laser and holster.	July 15, 2020	All of the necessary development work is complete on these tow accessories. Bringing them into production is next!

Key Metrics

The two key metrics in this industry are sales and reliability.

Sales numbers of even 250 units a month make us profitable. We believe we can build as many as 1,500 units a month at our current facility.

Our reliability metric is always tracked by the number of repairs and returns we have.

Our goal, of course, is zero issues, making reliability the most critical metric to making our production process 100% accurate.



Company

Overview

Ownership & Structure

Ideal Conceal was founded by Kirk Kjellberg in August of 2015.

Kirk is a 99% owner with remaining 1% belonging to the 2016 crowdfund participants.

Team

Management Team

Our management team consists of Kirk Kjellberg and Brian Kinn.

We have known each other for 40 years and have worked together for more than ten years in years past.

We are a balanced team in that we both bring strengths to the table. Kirk's life work gives him unique skills in his selling and marketing duties. Kirk is also free to travel to set up shows and events as an ongoing marketing method.

Brian is very organized and methodical, with the ability to keep track of and manage our growth. Brian has many kids and grand-kids that he would rather stay closer to home. Trust is also a considerable factor given the depth of their long-standing friendship.

We will hire as needed. However, we both believe in running a lean company and using outsourcing to fill any temporary gaps.

Advisors

We are fortunate enough to have a great team of advisors, including legal, accounting, and operations.

Having made friends in the firearms industry, we also have several industry veterans to call on who have been "down that road" before for advice.



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964

Financial Plan

Forecast

Key Assumptions

We have a strong expectation of sales based on our history of going viral, willingness to pre-order. We have reports of 20 people walking into a single gun store and asking for our pistol in one day. This level of interest has survived the years of development, noting that 10,000+ visitors made their way to our booth at Shot Show 2019, as measured by the RFID tags worn by visitors.

We have substantial domestic sales expectations and believe we have a robust worldwide interest in our pistol as well. As sad as it is to say, the way things are going in the world, the need to carry a pistol will steadily increase due to upticks of terror attacks as well as other major crimes.

We have chosen an MSRP of $600 and a dealer price of $410. Currently, our production cost is $280. This creates a solid margin; not only for ourselves but for the dealers who sell our pistol. We will also take steps to reduce production costs wherever possible. With larger purchasing power we can achieve a better price on our parts. I strongly believe we will push our cost for the pistol much closer to $200 a unit.

We have taken particular concern and effort to be sure that this pistol is not only very dependable but also to be the most comfortable pistol to conceal in the world today.

We believe that the extraordinary excitement surrounding going viral, as well as the original pre-sales, gives us the basis to believe that once we reach full production, we will be able to sell upwards of 1,500 pistols a month in the USA alone. We currently have a world market that is hungry for this pistol as well.

Revenue by Month



$1.2M
$1M
$800K
$600K
$400K
$200K
$0
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
Jan



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of Funds

Ideal Conceal will use available investment funds first to ramp-up the building and marketing of the IC380 pistol.

There are many expenses to building a pistol, such as tooling, making molds, purchasing parts, on-going engineering, cost reduction efforts, and hiring new team members. Cost reduction plans include fees for molds and engineering to lower prices of some of the more expensive pieces.

We are by nature, a frugal group and plan to maximize dollars invested in making profits for ourselves and our investors alike.

Use of Funds


Production

Pongratz Engineering for next generations $40,000

Custom holster molds of $10,000 plus making an inventory of 1,000 holsters $25,000

Lasers molds $8,000, 1,000 units at $39 each $39,000. Total costs $47,000

Parts for next 2,000 units $560,000

Production Costs Subtotal $672,000

Tour/shows

NRA, SHOT SHOW, USCCA, and self-made shows $35,000

Subtotal $35,000

Current obligations

Pongratz Engineering $60,000

Legal $20,000

Clear 500 pre-orders x $280 = $140,000

Current Obligations Subtotal $220,000

Totals

Production $672,000

Tour and shows $ 35,000

Current obligations $ 220,000

Working Capital $ 250,000

Present needs total: $1,177,000

R & D Debt retirement $500,000

Total: $1,677,000

Sources of Funds

We will use two offerings to achieve our goals, Regulation D (506c) raise via debt, convertible notes, or the sale of equity from accredited investors as well as a Reg CF crowdfunding offering for non-accredited investors.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964



8.   Discuss the material factors that make an investment in the issuer speculative or risky:

    (1) Factory at risk of loss by fire or act of God.

    (2) Pistol is a discretionary purchase. Economic downturn can hurt or stop sales.

    (3) Product Liability is an issue for all gun manufacturers, a lawsuit can take time and resources

    (4) Growth can be hard to handle appropriately and we will have explosive growth in 2017 and 2018.

    (5) Gun industry is very competitive and other companies may try to create a something similar

    (6) Two key people means subject to loss of either one would cause a hole in the management team that would be difficult to manage.

    (7) Pistol is a mechanical item, even with best practices, mechanical devices can fail which could hurt reputation of Ideal Conceal

    (8) Negative press from a liberally biased media have and will try again to portray this as a risk to police and TSA.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments.

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our unique conceal and carry pistol. Current MSRP is $600.

Purchasers must be not only happy with their new pistol, but also trusting it to operate properly. While every effort has been made to make a safe, dependable pistol; it is still a mechanical device and as such can fail.



This is a start-up company. We were formed in late 2015, since that time we have built a strong web-presence and have a Facebook Community of 30,000+.

We are building and shipping production pistols. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We compete with other companies. A number of competitors exist in the conceal carry marketplace. However due to the very unique design, protected by multiple patents and pending applications, no other company can produce a pistol like ours. Currently, no identified competitors exist that are providing this type or style of pistol. Ideal Conceal holds 2 issued patents. One Design patent and one Utility patent.

Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

We depend on a small management team. We depend on the skill and experience of Kirk Kjellberg and Brian Kinn. Each has a different skill set. Only Kirk and Brian are currently working for the company full-time. If the crowdfunding effort is successful in raising money and the demand for our product remains high we can be prosperous. However, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future.

The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties.

Investors are cautioned that such statements are predictions and beliefs of the Company and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history.
The Company began operations in April of 2016. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have recently commenced full-scale operations.



Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital.

Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and broaden our technology and product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect.

Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum.

Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to



help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants.

A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings.

There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.





Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors.

Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Ideal Conceal, Inc. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be adopted as expected.

The effective performance, reliability and availability of our pistol and other product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands,

We rely on third party vendors to supply parts and support to our product. In the event one or more of these parties fail or are hit with other catastrophes such as a tornado strike, fire or other unforeseen event, we could experience:

● interruption of business operations;
● delay in market acceptance;
● additional development and remediation costs;
● diversion of technical and other resources;
● loss of customers;
● negative publicity; or
● exposure to liability claims.
Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.





Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion.

The market for firearms is intensely competitive, dynamically evolving and subject to innovative changes. Development of new products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance.

Moreover, we cannot guarantee that errors will not be found in our product releases. Such errors will cause product delivery redevelopment costs, harm to our reputation, lost sales, product liability claims, and diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business.

Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business.

Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products.

Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability; to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties.

Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate.

Any claims, whether with or without merit, could:
- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporates the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management’s attention and resources; and

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.



Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality.

If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services.

Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease.

In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 10 years of working together.

Financial risks. The handgun market is subject to macroeconomic pressures. In an economic down-turn, pistols may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors.

Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.





Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-412-1964

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received.

If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors.

Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws.

If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution.

Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws.

Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business.


Outside of licensure to manufacture with the Bureau of Alcohol, Tobacco and Firearms, (ATF), management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any other federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.



In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE BOTTOM LINE: If we do well, the stock could do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE OFFERING

9.   What is the purpose of this offering?

To build inventory of 2,200 pistol and accessories for sale through dealers and create infrastructure for handling up to 6,000 units a month.

10.   How does the issuer intend to use the proceeds of this offering?

	If Minimum Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$45,000	$535,000
Less: Offering Expenses	$2,250	$26,750
Net Proceeds	**$42,750**	**$508,250**
Use of Net Proceeds		
(A) Tooling and Molds	$20,000	$20,000
(B) Engineering and overhead	$10,000	$75,000



(C) Parts for 1,000 pistols	$0	$240,000
(D) Marketing/Advertising (including shows)	$2,750	$10,000
(E) Operating Capital (including assembly)	$10,000	$163,250
Total Use of Net Proceeds	**$42,750**	**$508,250**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $30,000. After the Minimum Offering Proceeds have been reached and periodically thereafter escrow disbursements will be made until the closing of the offering. The Funding Portal is also a Stock Transfer Agent and will transfer the shares to the newly acquired shareholders upon the completion of the raise.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.


14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

- None of the terms of the securities being offered can be modified.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock:				
	10,000,000	5,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?: None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The shareholder identified at #6 have the same class of stock as the stock of this offering.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).





The 5 Methods Used
$ 5,429,088
Scorecard Method
$ 5,818,667
Check-List Method
$ 22,875,820
Venture Capital Method
$ 2,338,935
DCF with LTG
$ 29,743,003
DCF with Multiples
Valuation Average Weights

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
16%
16%
VALUATION
The Average Pre-Money valuation is:
$ 14,211,814
Valuation weights
The weights displayed in the chart are those used to
average the outcomes of the 5 valuation methodologies
implemented in this analysis. The weights are set according

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the


majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

   The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

   While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
   Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
   The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
   As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
   The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:
   All debt is with an outside corporation at 8% interest with flexible repayment terms.

25.   What other exempt offerings has the issuer conducted within the past three years?

   REG CF OFFERING summer of 2016
   Current Reg D 506c currently active

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:



(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

No, for all four options.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company has operated on very little cash for several years, business lacks liquid capital of any consequence. We are in production and shipping of our flagship IC380 pistol, but need to ramp up considerably before any substantial profit will be made.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see **Exhibit A** attached

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No



(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
     (A)   association with an entity regulated by such commission, authority, agency or officer?
          ☐ Yes ☑ No
     (B)   engaging in the business of securities, insurance or banking?
          ☐ Yes ☑ No
     (C)   engaging in savings association or credit union activities?
          ☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:



(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

   If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

   If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

   If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

   ☐ Yes ☑ No

   If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

   (1)   any other material information presented to investors; and
   (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at: IdealConceal.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



Exhibit A